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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 333-70011

                           NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q

      [_]  Form N-SAR

              For Period Ended:  December 31, 2002

[_]  Transition Report on Form 10-K         [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F         [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

             For the Transition Period Ended: _________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  GEO Specialty Chemicals, Inc.

Former name if applicable:  ___________________________________________________

Address of principal executive office (Street and number): 3201 Enterprise
Parkway

City, state and zip code:  Cleveland, Ohio 44122

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                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
[X] quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      See Item 1 of the Attachment.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Stuart Welburn               (212)               908-3914
            ---------------------------------------------------------------
              (Name)                   (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes   [_]  No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes    [_]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Item 2 of the Attachment.

                          GEO Specialty Chemicals, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003                    By: /s/ Willliam P. Eckman
                                           -------------------------------------
                                           William P. Eckman, Executive Vice
                                           President and Chief Financial Officer

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                                   Attachment

Item 1

On and in the days leading up to March 31, 2003, the filing due date for GEO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, GEO was engaged in discussions with its senior lenders which are expected to result in the execution of a second amendment to GEO's amended and restated credit agreement. As of the date of filing of this form, discussions between GEO and its senior lenders continue and are expected to result in an amendment being executed in early April.

The effect of the second amendment to GEO's amended and restated credit agreement on the disclosures required to be included in GEO's Annual Report on Form 10-K, including the management's discussion and analysis of financial condition and results of operations, will be material. Because of the timing of the discussions between GEO and its senior lenders and the expected date of execution of the amendment, the required disclosures could not be prepared without unreasonable effort or expense prior to the filing due date for the Annual Report on Form 10-K.

GEO represents that its Annual Report on Form 10-K will be filed no later than the fifteenth calendar day following the prescribed filing due date of March 31, 2003.

Item 2

GEO expects to report that its financial results for the fiscal year ended December 31, 2002 have declined as compared to its financial results for the fiscal year ended December 31, 2001. GEO currently estimates that net sales will have decreased from $185.2 million for the fiscal year ended December 31, 2001 to $164.5 million for the fiscal year ended December 31, 2002, and currently estimates that net income will have decreased from $1.7 million for the fiscal year ended December 31, 2001 to ($3.9 million) for the fiscal year ended December 31, 2002. The expected decrease in net sales is due primarily to a significant decline in gallium sales volume and selling prices. The expected decrease in net income is due primarily to the decline in gallium sales and a $2.3 million increase in net interest expense due primarily to the full year impact of the increased debt incurred in connection with the May 2001 acquisition by GEO of the peroxy chemicals business from Hercules Incorporated.